PUBLIC

14047884

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section RECEIVED MAR 4 2014 Washington, DC

| SEC FILE NUMBER |
|---|
| 8-67385 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NSX Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Hudson Street, Suite 1200
(No. and Street)

| Jersey City | NJ | 07302 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Francis N. Paulino 201-499-1844
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

| 175 Jackson Blvd, 20th Fl | Chicago | IL | 60604 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/25/14

## OATH OR AFFIRMATION

I, Francis N. Paulino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NSX Securities LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARVENA W. WELDON
Commission # 2418156
Notary Public, State of New Jersey
My Commission Expires
March 07, 2017

# Report Pursuant to SEC Rule 17a-5 and Report of Independent Registered Public Accounting Firm

**NSX Securities LLC**

**(SEC I.D. No. 8-67385)**

December 31, 2013

This report is deemed public in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

# Contents

Grant Thornton

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Office of the President
NSX Securities LLC

We have audited the accompanying statement of financial condition of NSX Securities LLC (the Company) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

### Management's responsibility for the financial statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

### Auditor's responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Grant Thornton

## Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NSX Securities LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 27, 2014

NSX SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION

December 31, 2013

## ASSETS

| | |
|---|---|
| Cash | $112,228 |
| Accounts receivable – due from member | 17,351 |
| Prepaid expenses and other assets | 2,612 |
| Deposits with clearing broker | 75,000 |
| **TOTAL ASSETS** | $207,191 |

## LIABILITIES AND MEMBER'S CAPITAL

| | |
|---|---|
| **LIABILITIES** | |
| Accounts payable and accrued expenses | $ 9,185 |
| Due to member | 79,652 |
| Total liabilities | 88,837 |
| **MEMBER'S CAPITAL** | 118,354 |
| **TOTAL LIABILITIES AND MEMBER'S CAPITAL** | $207,191 |

The accompanying notes are an integral part of this statement.

**NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A summary of the significant accounting policies applied in the preparation of the accompanying statement of financial condition follows.

**Description of Business**

NSX Securities LLC (Securities) is a wholly owned subsidiary of the National Stock Exchange, Inc. (the Exchange), which is a for-profit Delaware corporation that operates a registered national securities exchange to facilitate the trading of stocks. Securities is a broker-dealer registered with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934 (the Act) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Effective December 30, 2011, the CBOE Stock Exchange (CBSX) acquired the Exchange from NSX Holdings, Inc. (NSX Holdings), a for-profit Delaware corporation that served as a holding company for the Exchange.

Securities is exempt from Rule 15c3-3 of the Act under Section (k)(2)(ii) of this rule because it does not hold funds or securities for, or owe money or securities to, customer accounts. The Exchange provides accounting, administrative services, management services and office facilities to Securities in accordance with the Expense Agreement (note C).

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

**Due from Member**

Securities' due from member balance is owed from the Exchange and is related to monthly route-out fees and regulatory transaction fees originating from equity trading permit holders of the Exchange. This balance is generally collected by the end of the following month.

**Income Taxes**

Securities elected to be taxed as a partnership. As a result, the member is responsible for reporting income or loss, to the extent required by federal and state income tax laws and regulations, based on Securities' income and expense as reported for income tax purposes. Through the year ended December 31, 2013, the Exchange files and pays income taxes on

Securities' behalf. Securities does not report any balance sheet or income statement impact of the tax consequences borne by the Exchange in Securities' stand-alone financial statements.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. Securities applied the guidance to all tax positions for which the statute of limitations remained open. As of December 31, 2013, the open tax years are 2010 through 2013. As of December 31, 2013, Securities had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. Securities did not have any material amounts accrued for interest and penalties at December 31, 2013.

## NOTE B - NET CAPITAL REQUIREMENTS

Securities is subject to the U.S. Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance of the larger of 1/15th of aggregate indebtedness or $5,000. The minimum net capital requirement of $5,000 is subject to the condition that, among other things, the broker-dealer does not receive, directly or indirectly, or hold funds or securities for or owe funds or securities to, customers and does not carry accounts of, or for, customers.

As of December 31, 2013, Securities had a ratio of aggregate indebtedness to net capital of 0.90 and net capital of $98,391, which was $92,469 in excess of its minimum net capital requirement of $5,922 at that date. As of December 31, 2013, Securities had aggregate indebtedness of $88,837.

## NOTE C - RELATED-PARTY TRANSACTIONS

Effective January 1, 2012, Securities and the Exchange entered into an Expense Agreement. Pursuant to the Expense Agreement, in exchange for Securities providing routing services to the Exchange, the Exchange provides corporate, marketing, information technologies, material hardware, software, personnel, other corporate and business services, and such other necessary materials and services as are necessary to facilitate the operation of Securities' business.

As of December 31, 2013, Securities owed the Exchange $79,652.

Securities is dependent upon the Exchange to sustain operations. The Exchange's ability to manage its liquidity position is dependent upon its ability to increase revenues through increased trading volumes and/or obtain financing.

## NOTE D - CONTRACTUAL OBLIGATIONS

On August 24, 2012, Securities entered into a new third-party Fully Disclosed Clearing Agreement (the Agreement) with Morgan Stanley & Co. LLC (Morgan Stanley). Either party may terminate the Agreement by providing 90 days' prior written notice.

As of December 31, 2013, Securities maintains a $75,000 clearing deposit with Morgan Stanley.

As of December 31, 2013, Securities owed Morgan Stanley $1,688. This balance is included within accounts payable and accrued expenses on the accompanying statement of financial condition. Clearing fees paid to Morgan Stanley are included within clearing, routing and venue charges on the accompanying statement of operations.

## NOTE E - SUBSEQUENT EVENTS

Securities' management has determined that no material events or transactions occurred subsequent to December 31, 2013, and through February 27, 2014, the date Securities' financial statements were available for issuance, which would require adjustments to and/or additional disclosure in the Securities' financial statements.

# SUPPLEMENTARY INFORMATION

GrantThornton

**Grant Thornton LLP**
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
**T** 312.856.0200
**F** 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Office of the President
NSX Securities LLC

In planning and performing our audit of the financial statements of NSX Securities LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and

the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Office of the President, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
February 27, 2014